May 25, 2018

Contact:
Icahn Capital LP
Susan Gordon
 (212) 702-4309

CARL C. ICAHN ISSUES
STATEMENT REGARDING HERBALIFE

New York, New York, May 25, 2018 – Today, Carl C. Icahn issued the following statement regarding Herbalife Nutrition Ltd. (NYSE:  HLF):

Icahn Enterprises L.P. (Nasdaq: IEP) is Herbalife's largest shareholder and is one of the Company's longest-standing shareholders having first acquired shares at the end of 2012, almost six years ago.  In fact, of the 29 long equity positions currently held by IEP in its Investment segment, there are only three positions that IEP has held longer than Herbalife.
Yesterday IEP tendered its Herbalife shares into the Company's self-tender offer. Of the shares we tendered, at most only 11.4 million could possibly be purchased in the tender, which would still leave us as the Company's largest shareholder with at least 34.3 million shares.  For almost six years, we have been one of Herbalife's strongest, most loyal supporters; we stood by the Company through a half-decade long short-selling campaign; and we never sold a share, even after our investment doubled.  But, given that our Herbalife investment has become an outsized position, representing approximately 24% exposure to total NAV, it is only prudent for IEP to reduce its exposure.
IEP's investment in Herbalife is a quintessential example of our activist investment strategy.  In late 2012 and early 2013, when Herbalife was under attack and the stock was out of favor, we studied the business and assessed the risks.  At that time, we concluded the risk/reward ratio was very favorable.  We amassed a large position and joined the Board.  Our directors worked closely with management to stabilize the Company in the face of short-sellers and to guide management in their discussions with the FTC and other government officials. We are very proud of our activism at Herbalife and the value we have created for all shareholders.  From our first Herbalife share purchase in late 2012 through yesterday, almost $7 billion of value has been created for all Herbalife shareholders.
We believe Herbalife's business is stable, the short-sellers have largely exited, and the Company is well-positioned for the future.  On behalf of all shareholders, I congratulate Michael Johnson, John DeSimone, Rich Goudis and all the other members of management, all the employees and all the distributors who have stood by, and steered, this Company so effectively over the past six years.